Exhibit 15.5

CPV MARYLAND, LLC

A Delaware Limited Liability Company

Financial Statements

December 31, 2025, 2024  and 2023

(With Independent Auditors’ Report Thereon)

KPMG LLP Suite 4000 1735 Market Street Philadelphia, PA 19103-7501

Independent Auditors’ Report

The Board of Members

CPV Maryland, LLC:

Opinion

We have audited the financial statements of CPV Maryland, LLC (the Company), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations and comprehensive income (loss), changes in members’ equity, and cash flows for the three-year period ended December 31, 2025, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the three-year period ended December 31, 2025 in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG

International Limited, a private English company limited by guarantee.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 6, 2026

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Balance Sheets

December 31, 2025 and 2024

	2025	2024
	(in thousands)
Assets
Cash	$43	$34
Restricted cash	4,759	4,800
Accounts receivable	8,099	4,428
Deposits	—	18
Prepaid expenses	2,985	2,276
Fuel inventory	2,000	1,666
Emissions inventory	1,957	17,052
Derivative assets, energy	3,181	9,371
Derivative assets, interest rate swaps	1,357	3,876
Other current assets	643	643
Total current assets	25,024	44,164
Property, plant, and equipment, net	550,687	567,685
Deposits		—
Cash collateral - letter of credit	21,204	24,239
Spare parts inventory	6,637	5,407
Intangible assets, net	12,242	12,641
Derivative assets, energy	4,351	4,106
Derivative assets, interest rate swaps	—	1,580
Other non-current assets	876	1,519
Total assets	$621,021	$661,341

Liabilities and Members’ Equity
Current portion of long-term debt	$33,102	$38,704
Accounts payable and accrued liabilities	13,929	11,770
Derivative liabilities, energy	14,766	3,620
Total current liabilities	61,797	54,094
Long-term debt	232,269	289,289
Derivative liabilities, energy	7,200	4,763
Total liabilities	301,266	348,146
Commitments and contingencies (Notes 6 and 7)
Members’ equity	319,755	313,195
Total liabilities and members’ equity	$621,021	$661,341

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Statements of Operations and Comprehensive Income (Loss)

December 31, 2025, 2024 and 2023

	2025	2024	2023
		(in thousands)
Operating revenue	$334,565	$178,532	$194,441
Realized and unrealized gan (loss) on energy derivatives	(13,331)	48,935	18,728
Other revenues	9,100	7,174	3,752
Total operating revenue	330,334	234,641	216,921
Fuel and other	129,880	123,204	103,090
Operating expenses	75,559	59,329	50,306
Depreciation and amortization	19,401	18,721	16,902
Taxes other than income taxes	2,423	2,525	2,633
Total operating expenses	227,263	203,779	172,931
Income (loss) from operations	103,071	30,862	43,990
Interest income (expense), net	(19,673)	(23,513)	(22,650)
Gain on sale of assets	—	279	—
Net income (loss)	83,398	7,628	21,340
Other comprehensive income
Comprehensive income (loss) - derivative instruments	(24,488)	19,340	(25,088)
Comprehensive income (loss)	$58,910	$26,968	$(3,748)

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Statements of Changes in Members’ Equity

December 31, 2025, 2024 and 2023

(in thousands)	Members’ Capital	Accumulated Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total Members’ equity

Balances at December 31, 2022	$301,598	$(10,827)	$17,554	$308,325
Distributions	(13,500)	—	—	(13,500)
Net income (loss)	—	21,340	—	21,340
Comprehensive income (loss) - derivative instruments	—	—	(25,088)	(25,088)
Total comprehensive income (loss)				(3,748)
Balances at December 31, 2023	288,098	10,513	(7,534)	291,077
Distributions	(4,850)	—	—	(4,850)
Net income (loss)	—	7,628	—	7,628
Comprehensive income (loss) - derivative instruments	—	—	19,340	19,340
Total comprehensive income (loss)				26,968
Balances at December 31, 2024	$283,248	$18,141	$11,806	$313,195
Distributions	(52,350)	—	—	(52,350)
Net income (loss)	—	83,398	—	83,398
Comprehensive income (loss) - derivative instruments	—	—	(24,488)	(24,488)
Total comprehensive income (loss)				58,910
Balances at December 31, 2025	$230,898	$101,539	$(12,682)	$319,755

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Statements of Cash Flows

December 31, 2025, 2024 and 2023

	2025	2024	2023
Operating activities	(in thousands)
Net income (loss)	$83,398	$7,628	$21,340
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	19,401	18,721	16,902
Other amortization and accretion expenses	1,025	800	1,056
Change in fair value - energy derivatives	—	—	1,944
Changes in operating assets and liabilities:
Accounts receivable	(3,671)	3,401	24,332
Fuel inventory	(334)	(619)	4,303
Emissions inventory	15,095	(8,033)	(3,841)
Spare parts inventory	(1,230)	(904)	(472)
Deposits	18	—	—
Prepaid expenses	(709)	(135)	(266)
Accounts payable and accrued liabilities	2,166	2,500	(28,393)
Retainage payable	—	(1,181)	945
Net cash provided by operating activities	115,159	22,178	37,850

Investing activities
Property, plant, and equipment	(2,011)	(8,883)	(21,069)
Net cash used in investing activities	(2,011)	(8,883)	(21,069)

Financing activities
Distributions	(52,350)	(4,850)	(13,500)
Proceeds from long-term debt	23,500	66,328	61,921
Repayment of long-term debt	(87,015)	(74,228)	(72,399)
Deferred financing costs	(350)	(430)	—
Net cash used in financing activities	(116,215)	(13,180)	(23,978)
Increase (decrease) in cash and restricted cash	(3,067)	115	(7,197)

Cash and restricted cash
Beginning of year	29,073	28,958	36,155
End of year	$26,006	$29,073	$28,958

Supplemental disclosure of cash flow information:
Cash paid for interest and financing fees	$22,498	$30,680	$31,434
Noncash investing and financing activities:
Liabilities incurred for property, plant, and equipment	$(5)	$(50)	$(10)

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

(1)	Organization and Summary of Significant Accounting Policies

CPV Maryland, LLC (Maryland or the Company), a Delaware limited liability company, was formed in May 2007. The purpose of Maryland is to develop, construct, own, operate, and manage a nominal 745-megawatt (MW) natural-gas-fired power plant situated in Charles County, Maryland (the Facility or Project). The Facility was completed and commenced operations on February 14, 2017.

As of December 31, 2023, the Company was owned by four entities: CPV Maryland Holding Company, LLC 25%, MC St. Charles, LLC 25%, Toyota Tsusho St. Charles, LLC 25%, and OG St. Charles, LLC 25%.

On October 11, 2024 CPV Maryland Holding Company, LLC acquired MC St. Charles, LLC’s 25% ownership stake in the Company. On December 12, 2024, CPV Maryland Holding Company, LLC acquired Toyota Tsusho St. Charles, LLC’s 25% stake in the Company.

As of both December 31, 2025 and December 31, 2024 the Company was owned by two entities: CPV Maryland Holding Company, LLC 75% and OG St. Charles, LLC 25%.

(a)	Basis of Presentation

The Company’s financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The Accounting Standards Codification (ASC), established by the Financial Accounting Standards Board (FASB), is the source of authoritative U.S. GAAP applied by nongovernmental entities.

(b)	Use of Estimates

The preparation of the Company’s financial statements requires the use of estimates and assumptions based on management’s knowledge and experience. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. The most significant use of estimates and assumptions relates to the valuation of derivative instruments. Actual results could vary from the estimates that were used.

(c)	Risks and Uncertainties

As with any power generation facility, operation of the Facility involves risk, including the performance of the Facility below expected levels of efficiency and output, shutdowns due to the breakdown or failure of equipment or processes, violations of permit requirements, operator error, labor disputes, or catastrophic events such as fires, earthquakes, floods, explosions, pandemics, or other similar occurrences affecting a power generation facility or its power purchasers. In addition, the Facility operates as a merchant plant and is impacted by changes in regional natural gas and power market conditions, as well as changes in the rules and regulations governing these markets. The occurrence of any of these events could significantly reduce or eliminate revenue generated by the Company or significantly increase the expenses of the Company, and adversely impact the Company’s ability to make payments on its debt when due.

(d)	Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, including cash, accounts receivable, prepaid expenses, deposits, accounts payable and accrued liabilities equals or approximates their fair value due to the short-term maturity of those instruments. Cash accounts are generally maintained in federally insured banks but may at times have balances in accounts in excess of federally insured limits. The fair value of the long-term debt approximates its book value at December 31, 2025 and 2024 as the interest rates are variable (note 4).

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

(e)	Cash

Cash is comprised of highly liquid investments with original maturities of 90 days or less.

(f)	Restricted Cash and Cash Collateral - Letters of Credit

Restricted cash and cash collateral – letters of credit consists of cash and cash equivalents that comprise highly liquid investments. Such amounts are restricted under the terms of the Company’s current debt agreement. Restricted cash accounts include, but are not limited to, an operating account, letter of credit revolver account, and a revenue account. All such accounts are held, and maintained, by an agent. The Company’s classification of restricted cash is based on the classification of its intended use. As of December 31, 2025 and 2024, the Company had $4.8 million and $4.8 million, respectively, pertaining to operating activities classified as a current asset; and $21.2 million and $24.2 million, respectively, of Cash collateral - letters of credit on the accompanying balance sheets.

Restricted cash, and cash collateral - letters of credit total $26.0 million and $29.0 million as of December 31, 2025 and 2024, respectively.

(g)	Revenue Recognition and Accounts Receivable

The Company accounts for its revenue in accordance with ASC 606, Revenue from Contracts with Customers (ASC 606).Revenue is earned from the Company’s generation facilities providing capacity and ancillary services to its customer, the independent system operator PJM Interconnection, LLC (PJM), and from the production and sale of electricity from the Company’s generation facilities. Revenue is recognized upon the transfer of control of promised goods or services to customers in an amount that reflects the consideration which the Company expects to be entitled in exchange for those goods or services. The Company’s contracts to provide capacity each have one performance obligation and result from auctions held by PJM to procure capacity in advance of when the capacity is expected to be needed and thus to be provided. The Company’s contracts to provide electricity and ancillary services have one performance obligation. Capacity revenues and proceeds for electricity, delivered to customers, are classified as Operating revenue on the accompanying statements operations and comprehensive income (loss). Revenue for ancillary services is classified as Other revenue on the accompanying statements operations and comprehensive income (loss).

In December 2022, Winter Storm Elliott brought severe cold weather, high winds, and some snow throughout most of the US causing energy demands to rise rapidly. PJM experienced shortage conditions and declared Performance Assessment Intervals. The Company recognized a $16.6 million capacity penalty for underperformance during this period. In December 2023, the Company recorded a reduction to the capacity penalty of $4.1 million based on the PJM settlement agreement issued on December 19, 2023, which reduced the penalties/bonuses for all affected facilities by 31.7%. This amount was settled in March 2024.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

The performance obligations are satisfied over time and use the same method to measure progress, so they meet the criteria to be considered a series. In measuring progress towards satisfaction of each performance obligation, the Company applies the “right-to-invoice” practical expedient and recognizes revenue in the amount to which the Company has a right to consideration from a customer that corresponds directly with the value of the performance completed to date. As such, revenue is recognized using an output method, as energy and capacity delivered best depicts the transfer of goods or services to the customer. Performance obligations including energy or ancillary services (such as operations and maintenance and dispatch services) are generally measured by the MWh delivered. Capacity, which is a stand-ready obligation to deliver energy when required by the customer, is measured using MWs. In certain contracts, if plant availability exceeds a contractual target, the Company may receive a performance bonus payment, or if the plant availability falls below a guaranteed minimum target, it may incur a nonavailability penalty. Such bonuses or penalties represent a form of variable consideration and are estimated and recognized when it is probable that there will not be a significant reversal. The Company used the most likely value method to estimate variable consideration as it was considered to better predict the amount to which the Company will be entitled given the large number of possible outcomes. The Company periodically reviews this method and its assumptions.

The timing of revenue recognition, billings, and cash collections results in accounts receivable. Accounts receivable represent unconditional rights to consideration and consist of both billed amounts and unbilled amounts typically resulting from sales under long-term contracts when revenue recognized exceeds the amount billed to the customer. The Company bills its generation and utilities customer on a contractually agreed-upon schedule, typically at periodic intervals (e.g., monthly). Accounts receivable were $8.1 million and $4.4 million as of December 31, 2025 and 2024, respectively. The Company periodically assesses the collectability of accounts receivable, considering factors such as specific evaluation of collectability, historical collection experience, the age of accounts receivable and other currently available evidence of the collectability, and records an allowance for doubtful accounts for the estimated uncollectible amount as appropriate. There was no allowance for doubtful accounts recognized as of December 31, 2025 and 2024.

(h)	Prepaid Expenses

The Company has current prepaid expenses related to operating activities, which consist of insurance premiums, property taxes, bank fees, and other miscellaneous fees totaling $3.0 million and $2.3 million as of December 31, 2025 and 2024, respectively.

(i)	Property, Plant, and Equipment and Depreciation Expense

The Company’s property, plant, and equipment are recorded based on historical cost and primarily comprised of power generation facility assets and the cost of acquired land. In cases where the Company is required to dismantle installations or to recondition the site on which they are located, the estimated cost of removal or reconditioning is recorded as an asset retirement obligation and an equal amount is added to the carrying amount of the asset. Depreciation, after consideration of salvage value and asset retirement obligations, is computed using the straight-line method over the estimated useful lives of the assets, commencing when assets, or major components thereof, are either placed in service or acquired (note 2). Repairs and maintenance costs are expensed as incurred.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

(j)	Spare Parts Inventory

Spare parts inventory primarily consists of spare parts and supplies used to maintain the power generation facility. Spare parts inventory is carried at lower of cost or net realizable value. Cost is the sum of the purchase price and incidental expenditures and charges incurred to bring the inventory to its existing condition or location. Costs of spare parts are valued primarily using the average cost method. Generally, cost is reduced to net realizable value if the net realizable value of inventory has declined and it is probable that the utility of inventory, in its disposal in the ordinary course of business, will not be recovered through revenue earned from the generation of power. The Company’s Spare parts inventory balance was $6.6 million and $5.4 million as of December 31, 2025 and 2024, respectively.

(k)	Emissions Inventory

The Company was subject to the Clean Generation Set Aside regulation under the Maryland Department of the Environment through December 31, 2022. Based on the Facility’s electric generation technology, the Company was eligible to receive an allocation of allowances based upon its actual emissions. As of January 1, 2023, the Company is required to obtain all of its required emission allowances through The Regional Greenhouse Gas Initiative quarterly auctions and/or through bilateral trades, as applicable.

Emission allowances are held for use by the Company and are stated at the lower of weighted average cost or net realizable value. As of December 31, 2025 and 2024, the Company’s emission inventory totaled $2.0 million and $17.1 million, respectively, and is classified as Emissions inventory on accompanying balance sheets.

(l)	Recoverability of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable in accordance with ASC 360, Property, Plant, and Equipment. Factors that could indicate impairment include significant underperformance relative to historical and projected future operating results, significant changes in the manner or use of acquired assets, or the strategy of the Company’s overall business, including significant negative industry and economic trends. If an indicator of impairment is identified, the carrying amount of the Company’s long-lived assets would be considered impaired when their anticipated undiscounted cash flows are less than their carrying value. Impairment is measured as the difference between the assets’ estimated fair value and its carrying amount.

The Company did not recognize any impairment losses on its long-lived assets for the years ended December 31, 2025, 2024 and 2023.

(m)	Intangible Assets

The Company accounts for intangible assets in accordance with ASC 350, Intangibles – Goodwill and Others (ASC 350). ASC 350 requires that intangible assets determined to have indefinite lives no longer be amortized but instead be tested for impairment at least annually and whenever events or circumstances occur that indicate impairment might have occurred.

ASC 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Separable intangible assets that are deemed to have finite lives will continue to be amortized using the straight-line method over their estimable useful lives (note 3).

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

(n)	Deferred Financing Costs

The Company capitalized direct costs associated with its financings. Direct costs incurred with obtaining debt are amortized under the interest method over the term of the related debt. There were $0.4 million of deferred financing costs incurred in both 2025 and 2024. There were no deferred financing costs incurred in 2023. Amortization of the deferred financing costs totaled $1.9 million, $1.8 million and $2.2 million for the years ended December 31, 2025, 2024 and 2023, respectively, which are classified as Interest income (expense), net on the accompanying statements of operations and comprehensive income (loss).

(o)	Derivative Instruments and Hedging Activities

The Company enters into interest rate swaps to reduce its exposure to market risks from changing interest rates, forward purchases and sales of commodities, and other derivative instruments to reduce its exposure to market fluctuations of energy and natural gas prices. The Company recognizes all contracts that meet the definition of a derivative as either assets or liabilities in the accompanying balance sheets and measures those derivatives at fair value under the accounting standards for derivatives and hedging. On the date a derivative is entered into, the Company may designate hedging relationships if certain criteria in ASC 815, Derivatives and Hedging (ASC 815), are met; otherwise, the derivative is marked to market in the Company’s statement of operations and comprehensive income (loss).

For derivatives designated as a hedge, such as the Company’s interest rate swaps, forward purchases and sales of commodities, and other derivative instruments used to reduce its exposure to market fluctuations of energy and natural gas prices, the Company documents the relationship between the hedging instrument and hedged item, as well as its risk management objective and strategy. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the accompanying balance sheets or to forecasted transactions. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items.

When it is determined that a derivative has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. This could occur when: (1) it is determined that a derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; or (3) the derivative is discontinued as a hedging instrument, because it is no longer probable that a forecasted transaction will occur. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge of cash flows, the derivative will continue to be carried at fair value on the accompanying balance sheets and the gains and losses that were accumulated in other comprehensive income or loss (OCI) are recognized immediately or over the remaining term of the forecasted transaction in the accompanying statement of operations and comprehensive income (loss).

Changes in the fair value of derivative instruments are either recognized in the accompanying statement of operations and comprehensive income (loss) or the accompanying statements of changes in members’ equity as a component of accumulated OCI, depending upon their use and designation. Gains and losses related to transactions that qualify for hedge accounting are recorded in accumulated OCI and flow through the accompanying statement of operations and comprehensive income (loss) in the period the hedged item affects earnings. Otherwise, any gains and losses resulting from changes in the market value of the contracts are recorded in the accompanying statement of operations and comprehensive income (loss) in the current period.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

(p)	Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of accounts receivable, which are concentrated within the energy industry and derivative financial instruments with large creditworthy financial institutions. These industry concentrations may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. Receivables and other contractual arrangements are subject to collateral requirements under the terms of enabling agreements. However, the Company believes that the credit risk posed by industry concentration is offset by the diversification and creditworthiness of the Company’s customer base and its contractual collateral requirements.

(q)	Commitments and Contingencies

The Company is a party to claims and proceedings arising in the normal course of business. The Company records a loss contingency in accordance with ASC 450, Contingencies, when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Management assesses each matter and determines the likelihood a loss has been incurred and the amount of such loss if it can be reasonably estimated. Management reviews such matters on an ongoing basis. Contingencies are evaluated based on estimates and judgments made by management with respect to the likely outcome of such matters. Management’s estimates could change based on new information.

The Company follows the guidance of ASC 460, Guarantees (ASC 460), for disclosing and accounting for guarantees and indemnifications entered into during the course of business. When a guarantee or indemnification subject to ASC 460 is entered into, the estimated fair value of the guarantee or indemnification is assessed. Some guarantees and indemnifications could have a financial impact under certain circumstances. Management considers the probability of such circumstances occurring when estimating fair value.

(r)	Income Taxes

The Company is organized as a limited liability company and is classified and treated as a partnership for federal and state income tax purposes. No provision for the payment of federal and state income taxes has been provided since the Company is not subject to income tax. Each member is responsible for reporting income or loss based on such member’s respective share of the Company’s income and expenses as reported for income tax purposes. As such, no income tax expense or benefit has been recorded within these financial statements for the years ended December 31, 2025, 2024 and 2023.

(s)	Membership Interests

Pursuant to the terms of the Second Amended and Restated Limited Liability Company Agreement of CPV Maryland, LLC, as amended, profits, losses, and distributions of net cash flows are allocated in proportion to each member’s respective ownership interest with certain exceptions. Distributions are first treated as a return of capital until members have received a return of all capital invested. The Company is managed by its board of managers. As a limited liability company, the liability of each member is limited to (i) any unpaid capital contributions, (ii) the amount of any distributions required to be returned in accordance with the agreement, and (iii) any amount the member is required to pay pursuant to the agreement.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

The Company made distributions to its members totaling $52.4 million, $4.9 million and $13.5 million in 2025, 2024 and 2023, respectively. As a result of the change in ownership percentages during 2024, the distributions by owner for 2024 were as follows: $2.1 million to CPV Maryland Holding Company, LLC, $0.8 million to MC St. Charles, LLC, $0.8 million to Toyota Tsusho St. Charles, LLC, and $1.2 million to OG St. Charles, LLC. There were no capital contributions received in 2025, 2024 or 2023.

(t)	Fuel Inventory

Fuel inventory is comprised of natural gas and is stated at the lower of weighted average cost or net realizable value.

(u)	Recent Accounting Pronouncements (Adopted)

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326) that provides for a new Current Expected Credit Loss (CECL) impairment model for specified financial instruments including loans, trade receivables, debt securities classified as held-to-maturity investments and net investments in leases recognized by a lessor. Under the new guidance, on initial recognition and at each reporting period, an entity is required to recognize an allowance that reflects the entity’s current estimate of credit losses expected to be incurred over the life of the financial instrument. The standard does not make changes to the existing impairment models for non-financial assets such as fixed assets, intangibles and goodwill. In November 2019, the FASB issued ASU 2019-10, which adjusts effective date of this standard to January 1, 2023. The Company adopted the standard effective January 1, 2023. There was no material impact to the financial position, results of operations or cash flows of the Company.

(2)	Property, Plant, and Equipment

Property, plant, and equipment consisted of the following (in thousands):

	Estimated useful life	December 31
(in thousands)	(In years)	2025	2024

Land	N/A	$16,575	$16,575
Generation facility	10-40	676,946	675,017
Capital spares	20	6,424	6,424
Office equipment	10	201	201
Office furniture & fixtures	10	40	40
Computer hardware and software	3	461	461
Communications equipment	5	7	7
Vehicles	5	146	129
		700,800	698,854
Accumulated depreciation		(150,171)	(131,169)
Construction-in-progress		58	—
Property, plant, and equipment, net		$550,687	$567,685

Depreciation expense was $19.0 million, $18.3 million and $16.5 million for the years ended December 31, 2025, 2024 and 2023, respectively, and is related to the depreciation of the generation facility. The Company’s construction-in- progress balance is comprised of projects which were not contemplated by its original design and remain under construction at year-end.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

(3)	Intangible Assets

The Company recognized separately identifiable intangible assets related to its electrical interconnection, its natural gas interconnection, and a water supply and sewer agreement required to operate the Facility. The Company paid for the cost of the electrical and gas interconnections, as well as water supply system upgrades, but did not retain title to the assets. The Company amortizes the cost of its intangible assets using the straight-line method over their respective estimated useful lives, which range between 20 to 40 years.

Intangible assets are as follows (in thousands):

	Estimated
	useful life	December 31
	(In years)	2025	2024

Gas and electrical interconnection	40	$5,910	$5,910
Water and sewer interconnection	40	8,227	8,227
Emissions offset allowances	40	1,410	1,410
Intangible assets - other	20	210	210
Total		15,757	15,757
Accumulated amortization		(3,515)	(3,116)
Intangible assets, net		$12,242	$12,641

For each of years ended December 31, 2025, 2024 and 2023, the amortization of the intangibles totaled $0.4 million, and is classified as Depreciation and amortization on the accompanying statement of operations and comprehensive income (loss). Amortization related to the years 2026 through 2030 is expected to be approximately $0.4 million, annually.

(4)	Credit and Financing Facilities

On May 11, 2021, the Company entered into a Credit Agreement (CA) with various lenders and revolving issuing banks and an administrative agent and collateral agent. The CA is comprised of a $350.0 million term loan Facility (Term B Facility) and a revolving facility (Revolver Facility) of $100.0 million. The Revolver Facility has a $25.0 million working capital sublimit (WC Sublimit) and a $90.0 million letter of credit sublimit (LC Sublimit). Unused amounts under the CA incur an annual commitment fee of 0.5%. The CA has a term of seven years maturing on May 11, 2028.

On June 29, 2023, the administrative agent executed an amendment to the CA effectuating the transition of the underlying interest rate from London Inter-Bank Offered Rate (LIBOR) to daily Security Overnight Financing Rate (SOFR) plus an adjustment of 0.11448% for interest periods of one month, 0.26161% for interest periods of three months, and 0.42826% for interest periods of six months, due to LIBOR cessation after June 30, 2023.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

On September 13, 2024, the administrative agent executed an amendment to the CA effectuating a reduction of the applicable margin from 4.0% to 3.75% and removal of the Credit Spread Adjustment from the Term Loan and Revolving Facility.

On March 14, 2025, the administrative agent executed an amendment to the CA effectuating a further reduction of the applicable margin from 3.75% to 3.25% and removal of the Credit Spread Adjustment from the Term Loan and Revolving Facility.

As part of entering into the CA, the Company executed a security agreement which creates a lien against substantially all of the assets of the Company in favor of the creditors.

The table below sets forth the future principal payments due under the Term B Facility (in thousands):

Years Ending December 31,
2026	$32,452
2027	—
2028	182,160
Total debt	$214,612

The current portion of long-term debt of $33.1 million presented on the accompanying balance sheets for December 31, 2025 includes a net of $1.1 million of unamortized deferred financing costs, $32.5 million of non-mandatory cash sweep Term B Facility payments expected to be paid in 2025 and $1.8 million of other current portions of long-term debt.

Borrowings under the Term B Facility bear interest at LIBOR plus 4.00% through July 31, 2023, SOFR plus 4.11% through September 13, 2024 when the rate transitioned to SOFR plus 3.75%, and SOFR plus 3.25% starting March 14, 2025. Interest expense incurred under the CA totaled $19.8 million, $26.5 million and $27.8 million for the years ended December 31, 2025, 2024 and 2023, respectively, and are classified as Interest income (expense), net on the accompanying statements of operations and comprehensive income (loss).

The outstanding Term B Facility balance is $214.6 million and $273.5 million at an annual rate of 7.11% and 8.31% for the years ending December 31, 2025 and 2024, respectively. The last mandatory prepayment took place in Q3 2021 with none scheduled going forward.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

Borrowings under the LC Sublimit of the Revolver Facility bear interest at LIBOR plus 2.75% through July 31, 2023 and SOFR plus 2.86% through September 13, 2024 when the rate transitioned to SOFR plus 2.75%. The unused amounts under the Revolver Facility incur an annual commitment fee of 0.5%. Interest expense and commitment fees totaled $2.1 million, $2.6 million and $2.7 million for the years ended December 31, 2025, 2024 and 2023, respectively, and are classified as Interest income (expense), net on the accompanying statements of operations and comprehensive income (loss). The outstanding LC Sublimit of the Revolver Facility balance is $21.1 million and $24.1 million at an annual rate of 7.11% and 8.31% as of December 31, 2025 and 2024, respectively.

Borrowings under the WC Sublimit of the Revolver Facility bear interest at LIBOR plus 2.75% through July 31, 2023 and SOFR plus 2.86% through September 13, 2024 when the rate transitioned to SOFR plus 2.75%. Borrowings under the WC Sublimit of the Revolver Facility related to construction of the Black Start Facility (BS Facility) also bear interest at SOFR plus 2.86%. Interest expense associated with the WC Sublimit of the Revolver Facility totaled $0.7 million, $0.8 million and $0.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 $0.7 million is classified as Interest income (expense), net on the accompanying statements of operations and comprehensive income (loss). As of December 31, 2024, $ 0.6 million is classified as Interest income (expense), net on the accompanying statements of operations and comprehensive income (loss) and $0.2 million is classified as Property, plant, and equipment, net on the accompanying balance sheets. As of December 31, 2023, $0.5 million is classified as Property, plant, and equipment, net on the accompanying balance sheets The outstanding WC Sublimit of the Revolver Facility balance was $9.9 million, $9.9 million at an annual rate of 6.61% and 7.31% as of December 31, 2025 and 2024, respectively.

On October 28, 2022, the Company entered into an Interim Funding Rider (Interim Funding) associated with construction of the BS Facility bearing interest at SOFR plus 3.50%. Interest expense associated with the Interim Funding totaled $1.7 million and $1.8 million and $0.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. For the year ended December 31, 2025, $1.7 million is classified as Interest income (expense), net on the accompanying statements of operations and comprehensive income (loss). For the year ended December 31, 2024 $1.5 million is classified as Interest income (expense), net on the accompanying statements of operations and comprehensive income (loss) and $0.3 million is classified as Property, plant, and equipment, net on the accompanying balance sheets. For the year ended December 31, 2023 $0.5 million is classified as Property, plant, and equipment, net on the accompanying balance sheets. The outstanding Interim Funding balance was $21.1 million and $22.4 million at an annual rate of 7.63% and 7.63% as of December 31, 2025 and 2024, respectively.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

The table below summarizes the Company’s outstanding debt, net of unamortized deferred financing costs as of:

(in thousands)	December 31
	2025	2024
Description
Term B Facility	$214,612	$273,462
Revolver Facility	21,124	24,124
WC Facility	9,939	9,939
Interim Funding	21,091	22,429
Unamortized deferred financing costs	(4,022)	(5,556)
Other long-term debt	1,108	1,434
	$263,852	$325,832

During 2025, 2024 and 2023, letters of credit were issued in support of the Company’s CA , PJM’s tariff credit requirements (note 6), the gas transportation agreement (note 6), construction of the BS Facility (note 2), and for other permitted normal course of business requirements.

The Company has $0.0 million and $0.0 million in accrued interest and fees under the Credit Agreements at December 31, 2025 and 2024, respectively, which is classified as Accounts payable and accrued liabilities on the accompanying balance sheets.

Other Long-Term Debt

The Company obtained $3.8 million of municipal financing associated with the Amended and Restated Development Agreement (ADA) to acquire certain municipal permits. The debt bears interest at 6.25%, has scheduled annual repayments, and matures on August 8, 2028. The Company classified $0.3 million and $0.3 million as Current portion of long-term debt, and the remaining $ 0.8 million and $1.1 million of debt as Long-term debt on the accompanying balance sheets as of December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, accrued interest totaled approximately $29 thousand and $37 thousand, respectively, which is included in Accounts payable and accrued liabilities on the accompanying balance sheets.

The table below sets forth the future principal payments due under the ADA (in thousands):

Years Ending December 31,
2026	$347
2027	369
2028	392
$1,108

(5)	Derivative Instruments and Hedging Activities

(a)	Interest Rate Swaps

The Company enters into pay-fixed, receive-variable interest rate swaps to reduce its exposure to market risks from changing interest rates. Interest rate swap agreements are used to convert the floating interest rate component of the Company’s long-term debt obligations to fixed rates. Such interest rate swap agreements are designated as cash flow hedges under ASC 815. All effective changes in fair market value are deferred in OCI and all ineffective changes are recognized as Interest income (expense), net in the statement of operations and comprehensive income (loss).

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

On May 11, 2021, in connection with entering into the CA, the Company novated its existing interest rate swaps and re-designated them as interest rate hedges for the Term B Facility. On July 27, 2023, The Company amended these hedges to align with the transition from LIBOR to SOFR. In total the interest rate swaps are designed to hedge 75% of the Company’s Term B Facility for the first five years of its term.

The fair value of interest rate swap assets totaled $ 1.4 million and $5.5 million at December 31, 2025 and 2024, respectively. The balance consists of a current portion of $1.4 million and $3.9 million and a noncurrent portion of $0.0 million and $1.6 million at December 31, 2025 and 2024, respectively. The amounts are classified as Derivative assets, interest rate swaps within the current and noncurrent assets sections on the accompanying balance sheets as of December 31, 2025 and 2024.

The details of the interest rate swap instruments as of December 31, 2025 are set forth in the following table (notional amounts in thousands):

Swap Period	Dates	Swap Details
Operational swaps
			Mizuho	BNP
Trade date	May 11, 2021	Notional amount	$81,703	$79,130
Effective date	June 30, 2021	Fixed rate	1.860%	1.838%
Termination date	June 30, 2026	Floating rate	USD-SOFR	USD-SOFR

The details of the interest rate swap instruments as of December 31, 2024 are set forth in the following table (notional amounts in thousands):

Swap Period	Dates	Swap Details
Operational swaps
			Mizuho	BNP
Trade date	May 11, 2021	Notional amount	$92,368	$89,458
Effective date	June 30, 2021	Fixed rate	1.860%	1.838%
Termination date	June 30, 2026	Floating rate	USD-SOFR	USD-SOFR

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

The details of the interest rate swap instruments as of December 31, 2023 are set forth in the following table (notional amounts in thousands):

Swap Period	Dates	Swap Details
Operational swaps
			Mizuho	BNP
Trade date	May 11, 2021	Notional amount	$104,975	$101,669
Effective date	June 30, 2021	Fixed rate	1.860%	1.838%
Termination date	June 30, 2026	Floating rate	USD-SOFR	USD-SOFR

As of December 31, 2025, the Company estimates $1.8 million of gains in accumulated OCI will be reclassified out of accumulated OCI over the next 12 months; however, actual results may differ due to changes in market conditions during that time period. OCI is reclassified to earnings as interest expense on the long-term debt is recognized:

OCI
(in thousands)	Rollforward

Ending balance as of December 31, 2022	$17,554
Amount of gain (loss) recognized in OCI on derivative	1,974
Amount of gain (loss) reclassified from OCI into income	(8,127)
Ending balance as of December 31, 2023	11,401

Amount of gain (loss) recognized in OCI on derivative	2,968
Amount of gain (loss) reclassified from OCI into income	(7,657)
Ending balance as of December 31, 2024	6,712

Amount of gain (loss) recognized in OCI on derivative	144
Amount of gain (loss) reclassified from OCI into income	(5,105)
Ending balance as of December 31, 2025	$1,751

b.	Energy Derivatives

The Company may enter into forward purchase and sales of commodities to reduce its exposure to market fluctuations of energy and natural gas prices. Such agreements are presented at fair value under ASC 815. All effective changes in fair market value are recognized in the statement of operations and comprehensive income (loss). Some of the Company’s agreements with counterparties allow payments and obligations related to the same counterparty to be netted.

The fair value of the commodity swaps and other derivative assets totaled $7.5 million and $13.5 million at December 31, 2025 and 2024, respectively. The balance consists of a current portion of $3.2 million and $9.4 million and a noncurrent portion of $4.4 million and $4.1 million, as of December 31, 2025 and 2024, respectively, and are classified as Derivative assets, energy within the current and noncurrent assets sections on the accompanying balance sheets.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

The fair value of the commodity swap liabilities totaled $22.0 million and $8.4 million as of December 31, 2025 and 2024, respectively. The balance consists of a current portion of $14.8 million and $3.6 million and noncurrent portion of $7.2 million and $4.8 million, as of December 31, 2025 and 2024 respectively, and are classified as Derivative liabilities, energy within the current and noncurrent liabilities’ sections on the accompanying balance sheets.

OCI
(in thousands)	Rollforward

Ending balance as of December 31, 2022	$—
Amount of gain (loss) recognized in OCI on derivative	(48,258)
Amount of gain (loss) reclassified from OCI into income	29,323
Ending balance as of December 31, 2023	(18,935)
Amount of gain (loss) recognized in OCI on derivative	22,009
Amount of gain (loss) reclassified from OCI into income	2,020
Ending balance as of December 31, 2024	5,094
Amount of gain (loss) recognized in OCI on derivative	(5,291)
Amount of gain (loss) reclassified from OCI into income	(14,236)
Ending balance as of December 31, 2025	$(14,433)

For the year ended December 31, 2025, the Company recorded realized loss of $14.2 million related to commodity swaps, of which $13.3 million included in Realized and unrealized gain (loss) on energy derivatives and $0.9 million is included in Fuel and other on the accompanying statements of operations and comprehensive income (loss). For the year ended December 31, 2024, the Company recorded realized gain(loss) of ($3.0) million related to commodity swaps, of which $ 48.9 million is included in Realized and unrealized gain (loss) on energy derivatives, and ($51.9) million is included in Fuel and other on the accompanying statements of operations and comprehensive income (loss). For the year ended December 31, 2023, the Company recorded realized gain of $8.2 million related to commodity swaps, of which $20.7 million included in Realized and unrealized gain (loss) on energy derivatives, and ($12.5) million included in Fuel and other on the accompanying statements of operations and comprehensive income (loss).

For the years ended December 31, 2025 and December 31, 2024, the Company recorded no unrealized losses. For the year ended December 31, 2023, the Company recorded net unrealized losses of $1.9 million, which are included in Realized and unrealized gain (loss) on energy derivatives on the accompanying statements of operations and comprehensive income (loss).

The following table summarizes by type and volume the commodity derivatives on the Company’s accompanying balance sheets at December 31, 2025, 2024 and 2023:

	Natural Gas (1)	Power (2)
	(in MMbtu)	(in MWh)

December 31, 2025	23,134,320	3,352,800

December 31, 2024	32,689,440	4,737,500

December 31, 2023	24,243,840	3,513,600

(1)	Includes volumes for floating price supply contracts. The Company pays fixed price and the counterparties pay the floating price

(2)	The Company pays floating price and the counterparties pay the fixed price

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

c.	Fair Value Hierarchy

The Company records the fair value of all derivatives as assets and liabilities. In determining fair value, the Company generally uses the income approach and incorporates assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation techniques. These inputs can be readily observable, market corroborated or generally unobservable internally developed inputs. Derivative assets and liabilities are classified depending on how readily observable the inputs used in the valuation techniques are, as follows:

Level 1	Represents unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date. This category includes energy derivative instruments that are exchange traded or that are cleared and settled through the exchange.

Level 2	Represents quoted market prices for similar assets or liabilities in active markets, quoted market prices in markets that are not active, or other valuations based on inputs that are observable or can be corroborated by observable market data. This category includes the Company’s interest rate swaps and energy derivatives.

Level 3	This category includes energy derivative instruments whose fair value is estimated based on internally developed models and methodologies utilizing significant inputs that are generally less readily observable from objective sources (such as market heat rates, implied volatilities, and correlations). Over the counter, complex, or structured derivative instruments that are transacted in less liquid markets with limited pricing information would be included in Level 3.

d.	Valuation Techniques

The fair value measurement accounting guidance describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach, (2) income approach, and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on current market expectations of the return on those future amounts.

The Company measures its interest rate swap, energy, and other derivatives at fair value on a recurring basis. The fair values of the interest rate swap and energy derivatives are determined using the income approach by a third-party treasury and risk management service. The service utilizes a standard model and observable inputs to estimate the fair value of the interest rate swaps. The Company performs analytical procedures and makes comparisons to other third-party information in order to assess the reasonableness of the fair value. The Company maintains controls over the model and its methodology and performs analytical procedures and makes comparisons to third-party information when available in order to assess the reasonableness of the fair value.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

Fair value measurements of the Company’s financial assets and liabilities as of December 31, 2025 and 2024, based on the above hierarchy, are as follows:

Description	December 31, 2025
(in thousands)	Total	Level 1	Level 2	Level 3

Assets
Derivative assets, interest rate swaps	$1,357	$—	$1,357	$—
Derivative assets, energy - commodities	7,532	—	7,532	—
	$8,889	$—	$8,889	$—
Liabilities
Derivative liabilities, energy - commodities	$(21,966)	$—	$(21,966)	$—
	$(21,966)	$—	$(21,966)	$—

Description	December 31, 2024
(in thousands)	Total	Level 1	Level 2	Level 3

Assets
Derivative assets, interest rate swaps	$5,456	$—	$5,456	$—
Derivative assets, energy - commodities	13,477	—	13,477	—
	$18,933	$—	$18,933	$—
Liabilities
Derivative liabilities, energy - commodities	$(8,383)	$—	$(8,383)	$—
	$(8,383)	$—	$(8,383)	$—

For the years ended December 31, 2025 and 2024, the Company did not have any transfers between Levels 1, 2 or 3.

The Company has not posted any collateral to counterparties in conjunction with the interest rate swaps, and no additional collateral is required to be posted with respect to the fair value of the swap instruments.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

e.	Impact of Derivative Instruments on the Accompanying Balance Sheets

The following tables present the balance sheet classification and fair value of derivative instruments on the accompanying balance sheets as of December 31, 2025 and 2024.

(in thousands)	Balance Sheet Location	2025	2024

Derivatives designated as hedging instruments under ASC 815
Interest rate swaps	Current – derivative assets, interest rate swaps	$1,357	$3,876
Interest rate swaps	Noncurrent – derivative assets, interest rate swaps	—	1,580
Commodity swaps	Current – derivative assets, energy	3,181	9,371
Commodity swaps	Noncurrent – derivative assets, energy	4,351	4,106
Commodity swaps	Current – derivative liabilities, energy	(14,766)	(3,620)
Commodity swaps	Noncurrent – derivative liabilities, energy	(7,200)	(4,763)
Total derivatives designated as hedging instruments under ASC 815, net		(13,077)	10,550

Total derivatives, net		$(13,077)	$10,550

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

f.	Impact of Derivative Instruments on the Accompanying Consolidated Statements of Operations and Comprehensive Income (Loss)

The following tables present the classification of derivative instruments on the accompanying statements of operations and comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023, segregated between those designated as hedging instruments and those that are not.

The impact of derivative instruments designated as cash flow hedging instruments:

	Amount of (Gain) Loss Recognized		Location of (Gain) Loss	Amount of (Gain) Loss Reclassified

	in OCI on Derivatives (Effective Portion)		Reclassified From OCI into Income	From OCI into Income (Effective Portion)
(in thousands)	2025	2024	(effective portion)	2025	2024

Instruments

Interest rate swaps	$(144)	$(2,968)	Interest income (expense), net	$5,105	$7,657

Commodity swaps	5,291	(22,009)	Realized and unrealized gain (loss) on energy derivatives	13,331	(53,936)
			Fuel and other	905	51,916
	$5,147	$(24,977)		$19,341	$5,637

	Amount of (Gain) Loss Recognized	Location of (Gain) Loss	Amount of (Gain) Loss Reclassified
	in OCL on Derivatives	Reclassified From	From OCL into Income
	(Effective Portion)	OCL into Income	(Effective Portion)
(in thousands)	2023	(effective portion)	2023

Instruments

Interest rate swaps	$(1,974)	Interest income (expense), net	$8,127

Commodity swaps	48,258	Realized and unrealized gain (loss) on energy derivatives	(41,812)
		Fuel and other	12,489
	$46,284		$(21,196)

The Company did not enter into any other derivative contracts during 2025, 2024 and 2023.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

(6)	Facility Contract Commitments

(a)	PJM Auctions

The Company participated in, and cleared, PJM’s Reliability Pricing Model (RPM) Capacity Auctions through the 2026/2027 delivery year, for which the expected capacity revenue is $65.8 million. In connection with collateral requirements pursuant to PJM’s tariff, the Company had a letter of credit issued from the LC Sublimit of its Revolver Facility to support its obligations to PJM Settlement, Inc., a wholly owned subsidiary of PJM, in the amounts $1.0 million, $1.0 million and $0.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. For the years ended December 31, 2025, 2024 and 2023, the Company recognized $38.8 million, $13.2 million and $25.6 million, respectively, of revenue from capacity sales associated with the PJM capacity auctions. Apart from the PJM RPM Auctions, the Company offers all of the electric energy output into PJM as required by rules for all capacity resources and select portions of ancillary services.

(b)	Sewer Connection, Potable Water and Reclaimed Water Supply Agreements, and Payments in Lieu of Taxes

The Company is party to the ADA dated December 13, 2011, with the County Commissioners of Charles County, Maryland (the County) which will remain in effect until February 14, 2037. The agreement provides the necessary potable water, cooling tower make-up water (reclaimed water), and sewer service required by the Facility.

The potable water sourced through the ADA serves as the water source for the Facility’s demineralized water system. Pursuant to the ADA, the Company purchases potable water from the County at the published countywide rates. The Company purchased $0.2 million. $0.2 million and $0.3 million of potable water supply from the County in 2025, 2024 and 2023, respectively, which is included in Operating expenses in the statements of operations and comprehensive income (loss).

Reclaimed water is the source of cooling tower make-up water and is supplied by the County in accordance with the ADA. Up to 5.4 million gallons per day (MGPD) of reclaimed water can be supplied to the Facility. During 2025, 2024 and 2023, the Company incurred $1.6 million, $1.2 million and $1.3 million, respectively, of reclaimed water supply expense, which is included in Operating expenses in the accompanying statements of operations and comprehensive income (loss).

Wastewater from the Facility is discharged into the municipality’s existing sewer system in accordance with the ADA. During 2025, 2024 and 2023, the Company incurred $2.6 million , $2.0 million and $1.8 million, respectively, of wastewater expense, which is included in Operating expenses in the accompanying statements of operations and comprehensive income (loss).

The ADA also provides for an exemption from local property taxation for the Facility, effective as of the contract date for personal property taxes and as of the commercial operation date for real estate taxes. In lieu of paying property taxes, the Company is required to make scheduled payments in lieu of taxes (PILOT) to the County for a term of 20 years from the commercial operations date of the Facility.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

(c)	Gas Supply Agreements

The Company entered into a North American Energy Standards Board Base Contract for Sale and Purchase of Natural Gas (NAESB) with Shell Energy North America (US), L.P., (Shell), further referred to as the “Shell NAESB.” Under the Shell NAESB, Shell provides natural gas supply of up to 132,000 MMBtu/day at an indexed price. Gas supply commenced in December 2018 through October 31, 2022. On September 7, 2022, The Company extended its Shell NAESB through October 31, 2024 with the same supply terms, and at which point the NAESB was terminated. The Company incurred $0.0 million, $58.8 million and $85.9 million under the Shell NAESB for the years ended December 31, 2025, 2024 and 2023, respectively, which is classified as Fuel and other on the accompanying statements of operations and comprehensive income (loss). The Company owed $0.0 million and $0.0 million respectively, as of December 31, 2025 and 2024.

The Company entered into a North American Energy Standards Board Base Contract for Sale and Purchase of Natural Gas (NAESB2) with Sequent Energy Management, LLC (Sequent), dated October 23, 2024. The NAESB2 commenced on November 1, 2024, replacing the NAESB with Shell, and expires on October 31, 2025, unless terminated by either party. On September 24, 2025 the Company extended its NAESB2 through October 31, 2026. The NAESB2 requires Sequent to provide gas supply of up to 132,000 MMBtu/day at a price indexed to Transco, Zone 5 del. North. The Company incurred $124.2 million and $7.7 million under the for the years ended December 31, 2025 and 2024, respectively, which is classified as fuel and other on the accompanying consolidated statements of operations.

The Company owed Sequent $4.4 million and $3.4 million for the years ended December 31, 2025 and 2024, respectively, which is included in Accounts payable and accrued expenses on the accompanying consolidated balance sheets.

(d)	Operating and Maintenance Agreement

The Company is party to an operating and maintenance agreement (O&M Agreement) with Consolidated Asset Management Services (Maryland), LLC (CAMS) that will remain in effect until July 23, 2028. The Company is required to pay CAMS a fixed annual management fee, an incentive bonus, and reimburse CAMS for all labor costs, payroll and taxes, subcontractor costs, and other costs deemed reimbursable under the O&M Agreement. The Company incurred $5.2 million, $5.5 million and $4.9 million under the O&M Agreement for the years ended December 31, 2025, 2024 and 2023, respectively, which is classified as Operating expenses on the accompanying statements of operations and comprehensive income (loss). The Company owed CAMS $1.1 million and $0.8 million as of December 31, 2025 and 2024, respectively, which is included in Accounts payable and accrued liabilities on the accompanying balance sheets.

(e)	Contractual Service Agreement

The Company entered into an amended contractual service agreement (CSA) on August 8, 2014, with General Electric International, as amended, which expires at the earlier of the date upon which defined equipment reaches a defined milestone or 25 years from the date of execution. The Company can procure additional services under the CSA as they are required. Fees incurred under the CSA commenced on January 1, 2017 and are comprised of variable quarterly fees based upon the defined equipment’s operational parameters and fixed quarterly management fees. Fees are increased annually by 2.5% per year.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

For 2025, 2024 and 2023, $7.8 million, $6.3 million and $6.9 million, respectively, of fees incurred under the CSA are classified as Operating expense on the accompanying statements of operations and comprehensive income (loss).

(f)	Natural Gas Firm Transportation

The Company and Dominion Cove Point LNG, LP (DCP) executed a Precedent Agreement for Firm Transportation Services (PA), whereby the Company procured firm transportation services from DCP and DCP agreed to construct additional compression to the existing Dominion Cove Point (Dominion) pipeline system in order to provide firm transportation service to the Project. The terms of the PA provide the Project a maximum number of dekatherms (Dt) per day of 132,000. The Incremental Base Reservation Rate was cost based and subject to approval by the Federal Energy Regulatory Commission (FERC). The Company and DCP agreed to amended pricing of $0.0949/dtd ($2.888 dt/mo) effective May 31, 2016 with fixed payments commencing on August 1, 2016. As of April 1, 2023, the pricing stands at $2.9905 dt/mo. The other variable charges, the base commodity charge, the electric commodity charge, and the annual charge adjustment are all cost-based charges approved annually by FERC that are contained within DCP’s tariff. These charges are applied to the Project’s actual gas transported on DCP’s system.

During the years ended December 31, 2025, 2024 and 2023, respectively, the Company incurred $4.8 million, $4.8 million and $4.7 million of gas transportation expenses classified as Fuel and other on the accompanying statements of operations and comprehensive income (loss).

In connection with the PA and corresponding service agreement, the Company had letters of credit totaling $13.7 million issued from the LC Sublimit of its Revolver Facility as of December 31, 2025, 2024 and 2023. The collateral requirement met by these letters of credit are expected to remain in effect throughout the term of the 20-year service agreement and may only be reduced in the final two years of service.

CPV MARYLAND, LLC

(A Delaware Limited Liability Company)

Notes to Financial Statements

December 31, 2025, 2024 and 2023

(g)	Commitments and Contingencies

The contracts discussed above and in note 7 resulted in the Company having various long-term firm commitments with the approximate contractual obligations at December 31, 2025 as follows:

(in $ thousands)	2026	2027	2028	2029	2030	Thereafter
Gas Transportation Agreements	$4,799	$4,799	$4,799	$4,799	$4,799	$23,994
CSA payments	323	331	339	348	356	1,516
AMA - related party	1,627	1,690	1,755	—	—	—
PILOT payments	2,018	1,932	1,845	1,759	1,487	11,189
Total contractual obligations	$8,767	$8,752	$8,738	$6,906	$6,642	$36,699

The Company from time to time is party to certain claims arising in the ordinary course of business. The Company is of the opinion that the final disposition of these claims will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

(7)	Related-Party Agreements

a.	Asset Management Agreement

The Company is party to an Asset Management Agreement (the AMA) with Competitive Power Ventures, Inc. (CPVI) to provide asset management services through December 31, 2028. The AMA includes a fixed fee escalated annually by a defined inflation index, an incentive fee, and the reimbursement of expenses. The Company incurred $1.9 million, $1.9 million and $1.8 million, respectively, under the AMA for the years ended December 31, 2025, 2024 and 2023, and is classified as Operating expenses on the accompanying statement of operations and comprehensive income (loss). The Company owed CPVI $0.2 million as of both December 31, 2025 and 2024, which is included in Accounts payable and accrued liabilities on the accompanying balance sheets. See Commitments table in note 6(g).

b.	Energy Management Services Agreement

The Company is party to an Energy Management Services Agreement (EMSA) with CPV Energy and Marketing Services, LLC (CEMS) to provide certain services related to the sale of merchant energy, capacity, and ancillary services products through December 31, 2025. The EMSA includes a five-year renewal provision, which can be executed by the Company in its sole discretion up to two times. The Company is currently working on an extension. The EMSA includes a fixed fee escalated annually by a defined inflation index, plus reimbursement of expenses during the term of the agreement. The EMSA also provides reimbursement to CEMS for services provided by third parties on behalf of the Company. The Company incurred $0.5 million under the EMSA for all years ended December 31, 2025, 2024 and 2023, and is classified as Operating expenses on the accompanying consolidated statements of operations and comprehensive income (loss). As of December 31, 2025 and 2024, the Company owed CEMS $45 thousand and $44 thousand, respectively, which is included in Accounts payable and accrued liabilities on the accompanying consolidated balance sheets.

(8)	Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2025 and March 6, 2026, which is the date the consolidated financial statements were available to be issued, for possible disclosure and recognition in the financial statements. No subsequent events were identified that necessitated disclosure and/or adjustment to the Company’s financial statements as of and for the year ended December 31, 2025.